Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

											Nine Months		Nine Months
	Year Ended December 31,										Ended		Ended
	2006		2007		2008		2009		2010		September 30, 2010		September 30, 2011
Earnings:
Income from Continuing Operations before Provision for Income Taxes	$252,570		$243,705		$240,107		$349,243		$336,489		$236,435		$239,278
Add: Fixed Charges	254,231		294,608		313,657		296,047		287,026		218,029		210,640
	$506,801		$538,313		$553,764		$645,290		$623,515		$454,464		$449,918

Fixed Charges:
Interest Expense, Net	$186,442		$215,719		$222,448		$214,640		$206,510		$157,587		$148,431
Interest Portion of Rent Expense	67,789		78,889		91,209		81,407		80,516		60,442		62,209
	$254,231		$294,608		$313,657		$296,047		$287,026		$218,029		$210,640
Ratio of Earnings to Fixed Charges	2.0	x	1.8	x	1.8	x	2.2	x	2.2	x	2.1	x	2.1	x